UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)
13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE
On November 12, 2025, Enlight Renewable Energy Ltd. (the “Company”) issued a press release titled: “Enlight Renewable Energy Reports Third Quarter 2025 Financial Results” and will conduct a conference call using a presentation titled: “Enlight Earnings Presentation Third Quarter 2025.” Details of the conference call are provided in the press release. A copy of the press release, as well as supplemental appendices containing further information regarding the Company’s financial results for the nine-month period ended September 30, 2025, and other operational updates, is furnished as Exhibit 99.1 herewith and a copy of the presentation is furnished as Exhibit 99.2 herewith.

Incorporation by Reference

Other than as indicated below, the information in this Form 6-K (including in Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The IFRS financial information contained in the (i) consolidated statements of financial position, (ii) consolidated statements of income and (iii) consolidated statements of cash flows included in the press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-271297).
EXHIBIT INDEX
The following exhibit is furnished as part of this Form 6-K:
Exhibit	Description

99.1	Press Release of Enlight Renewable Energy Ltd., dated November12, 2025, titled: “Enlight Renewable Energy Reports Third Quarter 2025 Financial Results”.
99.2	Enlight Earnings Presentation Third Quarter 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: November 12, 2025	By:	/s/ Lisa Haimovitz
Lisa Haimovitz
VP General Counsel